Exhibit 4.8

«CreationDate»

«EmpName»

«Company»

Senior Agreement Core Terms and Conditions

We hope that this will be the beginning of an enjoyable and mutually beneficial association between us. These Core Terms and Conditions are all about what you can expect from us and what we expect from you.

Attached to this document are the following:

•	Individual Terms

•	Remuneration and Rewards Statement

•	Appropriate Short Term Incentive Scheme Rules

•	Position Description (including Delegated Authority information)

•	The Telecom Group’s Values and Code of Ethics

Definitions

Where terms like “we”, “our” and “the Telecom Group” are used, they refer to Telecom Corporation of New Zealand Limited and its subsidiaries and related companies.

About Us

The Telecom Group is an exciting, busy and fast-moving place to be working. Every day brings new challenges and opportunities for us to deliver outstanding service and value to our customers and to make a difference to the future success of the Telecom Group. To do this we need to be flexible. When you are promoted or change roles within the Telecom Group, these core terms and conditions will not change. However the attached information about your individual terms, including your role, position description, your employer and your remuneration may be updated as appropriate.

As our business requirements change we may second, redeploy or transfer you at any time to other roles within the wider Telecom Group (whether in New Zealand or Australia) that suit your skills and experience, or change who you report to. We won’t second, redeploy or transfer you outside of the greater metropolitan area where your current role is based without your agreement.

We expect to:

•	Be a good employer

•	Treat you with respect

•	Provide you with feedback on your performance

•	Appoint and promote on merit

•	Provide a supportive and rewarding work environment

•	Act fairly and within the law in exercising our rights and obligations towards you.

About You

As an employee of the Telecom Group, you are expected to:

•	Display a high degree of personal and professional integrity

•	Demonstrate the Telecom Group’s Values

•	Perform to the standards required in your role

•	Develop and grow your capabilities

•	Comply with all reasonable directions given to you

•	Work in the best interests of the Telecom Group at all times

•	Avoid acting in a manner that brings or could bring the Telecom Group into disrepute.

Your performance will be reviewed regularly by your manager. You will be held accountable for your personal performance.

Remuneration and Rewards

The Telecom Group sets remuneration levels for senior employees based on market competitiveness, company performance and individual contribution. Details of your remuneration package are in your attached remuneration statement.

Annual remuneration reviews, rewards, and when payments are made are subject to our policies and rules in place at the time. By electing to take up any of the optional benefits offered by the Telecom Group, you acknowledge that the cost of these will be deducted from your Total Base Remuneration. The remaining amount will be your base salary and will be paid by direct credit into your nominated bank account.

We will advise you as soon as possible of any changes to the cost of benefits. Where the cost of the benefits provided changes, you authorise us to change your base salary accordingly from the date the change takes effect.

Incentive Schemes

Short-Term Incentive (STI)

The Telecom Group has a short-term incentive scheme which forms part of your overall remuneration package. The Telecom Group regularly reviews the structure of the short-term incentive to ensure it is aligned with business strategy and objectives. We reserve the right to implement, apply, amend, remove or revoke the STI programme, specific STI schemes or scheme rules at our sole discretion.

Long-Term Incentives (LTI)

The long-term incentive is also subject to review to ensure that it both meets the purpose of aligning senior executives to our goals and ensuring that the rights of shareholders are protected. All offers and grants are subject to Board approval. Please note that an offer of long-term incentives in any one year does not necessarily mean that offers and grants will be made in subsequent years. We again reserve the right to implement, apply, amend, remove or revoke the LTI programme, specific LTI schemes or scheme rules at our sole discretion.

Policies and Guidelines

The Telecom Group has a range of policies, practices and guidelines that may apply to you and your role, and they may be updated from time to time. These cover such diverse topics as:

•	Incentive Scheme rules

•	Internet and E-mail use

•	Health and Safety

•	Harassment and Discrimination

You are expected to know and comply with these policies and guidelines at all times. Breaching these codes and/or policies could result in disciplinary action, including a warning or dismissal. The full policies and guidelines are available for all employees to view on the relevant Telecom Group intranet site.

Changes

You agree that we may, as business needs dictate, be required to change:

•	Your position title, reporting line, position description and/or your duties to meet business requirements. However, any such changes will not adversely impact on your remuneration or core terms and conditions under this employment agreement;

•	Your employer within the Telecom Group;

•	Performance targets including, for example, your individual targets, targets for your Business Unit and targets for the Telecom Group, or any part of it;

•	The Telecom Group’s policies, practices, rules and guidelines.

Changes to terms and conditions of your employment will be made in writing. Verbal or other agreements have no effect.

In the event that the identity of your employer within the Telecom Group changes, but the other terms and conditions of your employment are substantially the same, you agree that you will not be entitled to any termination or redundancy payments.

Confidentiality

During your employment with the Telecom Group you will obtain or have access to confidential information about our business, customers, suppliers and others. This information is not to be disclosed or used by you in any circumstances other than in the proper performance of your work with the Telecom Group or as required by law. This obligation continues even after your employment with us has ended.

Confidential information includes confidential information of any kind (whether written, oral or electronic), including any trade secret or commercially sensitive or valuable information concerning the business, affairs, customers or suppliers of the Telecom Group which may come into your knowledge and which is not in the public domain.

We take this obligation very seriously and will enforce it if we discover that you have provided any confidential or commercially sensitive information to the media, a competitor, supplier or any member of the public, or if you use any such information for your personal gain.

Intellectual Property

All intellectual property, inventions, copyright and other rights conceived or developed wholly or partly by you in the course of your employment with us will belong solely to the Telecom Group.

You agree to waive any and all authorship rights in relation to material produced by you in the course of your employment with us.

Conflict of Interest

Conflicts

You are expected to devote your full time and energy to your role. For this reason you are not permitted to engage in any other business activities (other than incidental investments which do not present any actual or potential conflict) without the prior written consent of the Telecom Group. If you do have other business interests, you must disclose these to your manager at the commencement of your employment and gain our permission in writing to continue them. In the event that we believe that there is a conflict of interest or that your secondary business interests are impacting adversely on the performance of your role, we will give you an opportunity to rectify the situation. If the issue is not resolved to our satisfaction, we may terminate your employment by giving you notice in writing in accordance with the notice period specified in your attached individual terms, or we may decide to pay you out in lieu of this notice period or any portion remaining.

Non-competition

Given the seniority of your role with us, you undertake to the Telecom Group that you will not work in any capacity in any business or activity within Australia and New Zealand which is competitive with any business carried on by the Telecom Group, for a period of three months from the last day of your employment with us.

Non-solicitation

For a period of three months from your last day of employment with us you will not either on your own account or for any person, firm, company, organisation or entity, solicit or endeavour to solicit or entice away from the Telecom Group any director, consultant, employee or any customer or supplier of the Telecom Group.

Acknowledgements

You acknowledge that the above undertakings regarding non-competition and non-solicitation are reasonable and necessary for the protection of the goodwill and legitimate business interests of the Telecom Group. You further acknowledge that your remuneration package is valid consideration for these covenants.

You also acknowledge that the remedy of damages for breach of the undertakings regarding non-competition and non-solicitation would be inadequate and that an injunction may be granted in any proceedings which the Telecom Group may bring to enforce either of these clauses, without the necessity of proof of actual damage by the Telecom Group.

If any part of these non-competition/non-solicitation covenants is held or found to be void, invalid, or otherwise unenforceable, it will be deemed to be severed to the extent that it is void or unenforceable, but the remainder of the clause will remain in full force and effect.

Health and Safety

You are required to comply with our Health and Safety policies, guidelines and processes, and in particular to take all practicable steps to ensure your own fitness for work and the safety of yourself and others in the workplace. You are required to ensure you maintain your ability to perform your duties safely and effectively. You must advise us of any medical condition (including any stress-related symptoms) which may impact on your ability to perform your duties safely and/or effectively.

Termination

Resignation

You can resign at any time by giving us notice in writing in accordance with the notice period specified in your attached individual terms. We reserve the right to pay you any remuneration owing in lieu of notice or any portion remaining, to require you to undertake reduced or alternative duties, or to not attend the workplace during this period.

Summary Termination

You may be dismissed without notice or any payment in lieu of notice where you:

•	Commit a serious or persistent breach of this agreement, including (but not limited to) refusal to obey a lawful and reasonable request, dishonesty, the serious or persistent neglect of your responsibilities etc;

•	Seriously breach of any of the Telecom Group’s policies, codes, rules or practices;

•	Breach the Telecom Group’s Delegated Authority Framework;

•	Breach the Code of Ethics;

•	Engage in conduct that may bring the Telecom Group into disrepute or detrimentally affect its interests;

•	Are absent from work for more than three months at one time or at least three months over a twelve month period as a result of mental or physical illness, injury or incapacity that renders you incapable or performing your duties under this agreement; or

•	Commit any other act or omission that constitutes serious misconduct.

Discretionary Termination

We may terminate your employment where we consider that your continued employment will not be in the best interests of the Telecom Group. You accept that this may include circumstances where your manager forms the view that a substantial incompatibility and/or irreconcilable differences have developed. In the event that this occurs, both parties agree in advance that we are entitled to terminate your employment immediately and you will be paid an amount equivalent to your redundancy compensation, as per the attached schedule. You will not be entitled to any additional payment in lieu of notice. Both parties agree in advance that this total sum represents a fair and reasonable payment to compensate you for loss of employment and that you will have no further claim against the company arising from the termination of your employment.

Termination for Other Reasons

Where we believe there is a good reason to end your employment for reasons including (but not limited to) poor performance or misconduct not warranting summary termination then, having followed a lawful process, we may terminate your employment by giving you notice in writing in accordance with the notice period specified in your attached individual terms, or we may decide to pay you out in lieu of this notice period or any portion remaining.

Suspension

In the event that we are investigating a serious issue that has the potential to result in your dismissal, you may be suspended on pay pending the outcome.

Garden Leave

Where your employment terminates for any reason other than summary termination, we reserve the right to pay you in lieu of notice or to place you on garden leave. If you are placed on garden leave we may require that you do not perform your duties (or that you perform different duties) or do not attend the work place during the notice period. While on garden leave, you will continue to receive your Total Base Remuneration (other than incentive payments) for the balance of the notice period, and you will remain an employee of the Telecom Group, and will continue to be bound by your duties under this agreement.

Redundancy

Your employment may be terminated when the position you hold is no longer required. Should your employment be terminated in these circumstances you will receive notice in writing of your last day of employment in accordance with the notice period specified in your attached individual terms, or we may decide to pay you out in lieu of this notice period or any portion remaining. Information about your eligibility for redundancy payments is specified in your attached individual terms.

There may be situations where the whole or part of the Telecom Group’s business is sold, leased transferred, contracted out or outsourced to another person or organisation, and as a result your position is no longer required by the Telecom Group. If this occurs and you are offered a role by that person or organisation, or in the wider Telecom Group, you won’t be entitled to receive any redundancy compensation:

•	If, in our opinion, the role which you have been offered is suited to your skills and experience; and

•	You’re offered substantially the same terms and conditions or terms and conditions that are overall no less favourable; and

•	Your service with the Telecom Group is recognised.

Post Termination

After your employment with us ends, you agree that you will not represent yourself as being in any way connected with or involved in the business of the Telecom Group.

Return of Property

When your employment with the Telecom Group ends you are required to return all of our property in your possession or control as soon as possible, including Telecom Group information stored on property that doesn’t belong to the Telecom Group. Unless your employment is terminated without notice, you must return all such property before your last day of paid employment.

Employment Problems

If you have a problem in your relationship with the Telecom Group, then you should raise this with your manager (or another appropriate manager). If the problem is a personal grievance you must let us know within 90 days of the action which caused the grievance coming to your notice.

If we cannot resolve the matter, you can contact the Department of Labour for info or either of us may ask their Mediation Service for assistance. If this is not successful either of us may refer the issue to the Employment Relations Authority. We have 28 days to appeal the Employment Relations Authority’s decision to the Employment Court. You can contact the Department of Labour on 0800 800 863 or www.dol.govt.nz.

Recovery of Money

Where you have received an overpayment or where you owe the Telecom Group money as a result of your employment relationship, you acknowledge that we may recover this by deducting it from your pay, in accordance with our policy.

Completeness

These terms and conditions of employment, including the remuneration and rewards statement, replace all previous agreements and arrangements between you and the Telecom Group, and are a complete record of your employment terms and conditions with the Telecom Group.

This offer of employment is valid until close of business «ExpDate». If it is not agreed to by this time this offer will lapse and won’t be able to be accepted.

I, «EmpName», confirm that:

•	The information I have provided when applying for this role is true and correct, and that I have not knowingly failed to disclose information that may have influenced the Telecom Group’s decision to employ me. I acknowledge that if it is subsequently found that I have provided false or misleading information to the Telecom Group, or have knowingly failed to disclose relevant information, that this constitutes serious misconduct under this agreement;

•	I have been given a reasonable opportunity to seek independent advice about this employment agreement; and

•	I have read and understood the above terms and conditions of employment and confirm that I agree to them.

Signed:	Signed:

«MgrName»	«EmpName»
«MgrTitle»

Date

Individual Terms

Employee’s Name:	«EmpName»

Employer:	«Company»

Position title:	«PosTitle»

Governing law:	Your employment in this role is governed by the laws of New Zealand.

Effective Date:	Your appointment to this role is effective from «Effective_Date».

Hours of Work:	Your hours of work will generally be normal business hours. At times you may be required to work outside these hours and/or on public holidays to satisfy the requirements of your role, and your remuneration package is deemed to constitute full consideration for all hours and days worked.

Leave Entitlements:

You are entitled to:

•      4 weeks’ annual leave after the completion of each 12 months’ service;

•      10 days’ paid sick leave per annum (which can accrue up to a maximum of 50 days); and

•      Bereavement leave to be approved at manager’s discretion.

Taking leave is subject to the Telecom Group’s policies and guidelines.

Redundancy Entitlements:

If your employment with the Telecom Group ends because of redundancy, you will receive notice in writing according to the clause below, or payment in lieu of such notice, and a redundancy compensation payment equivalent to nine months of your Total Base Remuneration.

Any payments that may be due to you under an incentive scheme will be paid according to the rules of the scheme.

Notice Period:	If your employment with the Telecom Group ends on notice because of resignation, redundancy or performance issues / misconduct etc, your notice period is three months.

Motor Vehicle:	Subject to our policies operating at the time, we may offer you a motor vehicle as an optional benefit. Where a vehicle is provided, we will meet normal operating costs and expenses incurred in running it, and you will have reasonable private use of the vehicle. Any vehicle provided to you will be in accordance with the price range, model, and rules as set out in the Telecom Group’s policies. The offer and replacement of a vehicle provided by the Telecom Group will be in accordance with our policies operating at the time.

Remuneration Statement

Name:	«EmpName»	Employee Number:	«EmpNo»

Effective Date:	«Effective_Date»

Fixed Remuneration

Total Base Remuneration	«TBROTE»

Less Salary Sacrifice
Motor Vehicle
Carpark

Annual Base Salary	$

Variable Remuneration

Telecom Senior Short-Term Incentive Scheme	Annual Target Value	«EVASTI»

The Telecom Senior Short-Term Incentive Scheme is paid annually at the completion of the financial year based on the achievement against a combination of business and individual performance objectives. Your Business performance components, specifically based on your position and role within Telecom, are as follows:

Business Performance	Weighting

Telecom Component	50%
NZ BU Component	25%
TOTAL	25%

Telecom Long Term Incentive Scheme	Annual Target Value	«LTI1»

Effective from 1 September 2005 subject to performance

LTI Scheme	Annual Target Value

Restricted Share Scheme	«Shares»

Share Option Scheme	«Opts»